UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (AMENDMENT NO. 19)

                    NAM TAI ELECTRONICS, INC.
                         (Name of Issuer)

                  Common Shares, $0.01 par value
                  (Title of Class of Securities)

                            629865 205
                          (Cusip Number)

                    Mr. M. K. Koo
                    Nam Tai Electronics (Canada) Ltd.
                    999 West Hastings Street
                    Suite 530
                    Vancouver, British Columbia  V6C 2W2  Canada
                    Telephone:  (604) 669-7800
                    Fax:  (604) 669-7816
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          with copy to:

                    Mr. Lorne Waldman, ESQ.
                    Nam Tai Electronics (Canada) Ltd.
                    999 West Hastings Street
                    Suite 530
                    Vancouver, British Columbia  V6C 2W2  Canada
                    Telephone:  (604) 669-7800
                    Fax:  (604) 669-7816

                        September 2, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

                        Page 1 of 5 pages
                        No exhibit index.

       2 OF 5
CUSIP NO. 629865 205
______________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ming Kown Koo
_______________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                                        (a)/  /
                                                        (b)/ /
     N/A
________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________
4    SOURCE OF FUNDS
     N/A
_________________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)
     N/A
________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Canadian
________________________________________________________________________
                  7   SOLE VOTING POWER
NUMBER OF                  2,050,656
________________________________________________________________________
SHARES
BENEFICIALLY      8   SHARES VOTING POWER
OWNED BY                   N/A
EACH
_________________________________________________________________________
REPORTING
PERSON            9   SOLE DISPOSITIVE POWER
WITH                       2,050,656
__________________________________________________________________

                  10  SHARES DISPOSITIVE POWER
                           N/A
__________________________________________________________________

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,050,656
__________________________________________________________________

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                                                         /X/
__________________________________________________________________

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      25.4%
__________________________________________________________________

14    TYPE OF REPORTING PERSON
      IN
__________________________________________________________________

       3 OF 5
CUSIP NO. 629865 205

ITEM  1.  SECURITY AND ISSUER

     This statement relates to the Common Shares, $0.01 par value (the "Common Shares") of Nam Tai Electronics, Inc. (the "Company") an International Business Company organized under the laws of the British Virgin Islands, with principal executive offices located in Unit 9, 15/F., Tower 1, China Hong Kong City, 33 Canton Road, T.S.T., Kowloon, Hong Kong.


ITEM 2.  IDENTITY AND BACKGROUND

     This statement is being filed by Mr. Ming Kown Koo ("Mr. Koo") an individual.

     Mr. Koo's business address is Nam Tai Electronics, Inc., c/o Nam Tai Electronics (Canada) Ltd., 999 West Hastings Street, Suite 530, Vancouver, British Columbia, V6C 2W2, Canada.

     Mr. Koo is the Chairman of the Board of the Company.

     During the past five years Mr. Koo has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.


ITEM 3.  SOURCES AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     Not applicable.


ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the transaction is to raise funds for Mr. Koo to: a) pay down a margin loan; b) repay a debt owing to Nam Tai Electronics, Inc. for the purchase of a residential property from the Company; c) to repay a personal
loan; and d) other personal family investments.   Additional sales of Common
Shares may be made in the future if circumstances so require. Similarly, Mr. Koo has in the past purchased, and may in the future purchase, Common Shares in the open market for investment. Mr. Koo has no plans or proposals that relate to or would result in the matters identified in Item 4(a) through (j) of
Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) At September 2, 1997 as a result of the sale of 100,000 Common Shares Mr. Koo beneficially owned 2,050,656 or 25.4% of the Common Shares outstanding. The amount of Common Shares includes 26,667 shares that Mr. Koo may acquire upon exercise of stock options exercisable within 60 days of the date of filing and the percentage ownership was calculated in accordance with Rule 13d(1) (i) under the Securities Exchange Act of 1934. The amount of Common Shares and percentage ownership excludes 200,000 Common Shares registered to Mars Yue Kung Koo, Mr. Koo's son, as to which Mr. Koo disclaims beneficial ownership.

       4 OF 5
CUSIP NO. 629865 205

     (b) Mr. Koo has exclusive investment voting and investment power over the Common Shares referred to in paragraph (a) as beneficially owned by him.

     (c) The following table sets forth details of the open market sales of the Company's Common Shares (all of which were made through PaineWebber Incorporated) made by Mr. Koo since the most recent filing on Schedule 13D.


                          NUMBER
                            OF
   TRADE                  SHARES         SALES
    DATE                 SOLD (#)        PRICE      PROCEEDS ($)
- --------------            ------         ------     -----------
August 7, 1997            10,000         $28.38     $283,750.00
August 7, 1997            20,000         $28.25     $565,000.00
August 7, 1997            10,000         $28.00     $280,000.00
August 7, 1997             2,000         $26.63      $53,250.00
August 7, 1997             8,000         $26.38     $211,000.00
August 12, 1997           10,000         $27.00     $270,000.00
August 26, 1997           10,000         $26.53     $265,250.00
August 26, 1997            5,000         $27.00     $135,000.00
September 2, 1997          2,000         $25.00      $50,000.00
September 2, 1997         13,000         $24.38     $316,875.00
September 2, 1997          5,000         $25.25     $126,250.00

    Total                 95,000                  $2,556,375.00
                          ======                  =============

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Previously reported.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 4, 1997


                                   By: /s/ Ming Kown Koo
                                       _______________________